Exhibit 99.3

Oromin Explorations Ltd.

Condensed Consolidated Interim Financial Statements

Three months ended May 31, 2011

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended May 31, 2011.

OROMIN EXPLORATIONS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	May 31,	February 28,	March 1,
	2011	2011	2010
		(Note 14)	(Note 14)

ASSETS

Current Assets
Cash	$11,583,677	$16,230,612	$10,003,721
Receivables	336,669	303,078	166,345
Marketable securities (Note 3)	59,895	89,843	89,843
Deposits and prepaid expenses	52,499	71,157	58,675

Total current assets	12,032,740	16,694,690	10,318,584

Non-Current Assets
Investment in Oromin Joint Venture Group Ltd. (Note 4)	71,157,187	67,754,703	50,879,213
Deferred corporate advisory fee (Note 5)	8,354,346	7,159,160	4,351,755
Intangible exploration and evaluation assets (Note 6)	-	-	1,103,033
Property, plant and equipment (Note 7)	101,601	114,235	163,971
Advances to joint venture	331,842	114,276	72,748
Deposits	-	720,686	-
Performance bond – restricted cash (Note 8)	24,402	26,539	43,025

Total non-current assets	79,969,378	75,889,599	56,613,745

Total Assets	$92,002,118	$92,584,289	$66,932,329

LIABILITIES AND EQUITY

Current Liabilities
Trade and other payables	$371,467	$351,104	$620,898

Equity
Share capital (Note 9)	111,283,587	111,298,040	82,876,200
Reserves	18,314,523	15,439,136	10,963,131
Deficit	(37,967,459)	(34,503,991)	(27,527,900)

Total equity	91,630,651	92,233,185	66,311,431

Total Liabilities and Equity	$92,002,118	$92,584,289	$66,932,329

Nature and continuance of operations (Note 1)
Commitments (Note 12)
Subsequent events (Note 13)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These interim financial statements are authorized for issue by the Board of Directors on July 27, 2011

OROMIN EXPLORATIONS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three Months	Three Months
	Ended May 31,	Ended May 31,
	2011	2010

		(Note 14)

EXPENSES
Amortization	$12,634	$12,634
Filing and transfer agent fees	52,984	21,979
Office and rent	123,540	77,604
Professional and consulting fees	176,163	80,976
Salaries and benefits	220,336	135,325
Share-based payments (Note 9)	2,905,335	266,056
Travel and public relations	90,439	72,861

	(3,581,431)	(667,435)
OTHER INCOME (LOSS)
Project administration fees	165,921	100,101
Interest income	44,211	2,016
Foreign exchange gain (loss)	31,372	(28,955)
Equity loss from investment in Oromin Joint Venture Group Ltd.	(81,498)	(17,081)
Oil and gas project costs expensed (Note 6)	(42,043)	-

	117,963	56,081

Loss for the period	(3,463,468)	(611,354)

Other comprehensive income (loss)
Unrealized loss on marketable securities (Note 3)	(29,948)	(29,948)

Total comprehensive loss for the period	$(3,493,416)	$(641,302)

Basic and diluted loss per common share	$(0.03)	$(0.01)

Weighted average number of common shares outstanding	135,572,829	102,838,146

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OROMIN EXPLORATIONS LTD
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves
	Number of		Share-based	Investment
	shares	Amount	payments	revaluation	Deficit	Total equity

Balance at March 1, 2010	102,834,885	$82,876,200	$11,244,638	$(281,507)	$(27,527,900)	$66,311,431
Shares issued	75,000	30,000	-	-	-	30,000
Share-based payments	-	-	266,056	-	-	266,056
Fair value of stock options allocated to shares issued on exercise	-	20,260	(20,260)	-	-	-
Total comprehensive loss for the period	-	-	-	(29,948)	(611,354)	(641,302)
Balance at May 31, 2010	102,909,885	$82,926,460	$11,490,434	$(311,455)	$(28,139,254)	$65,966,185

Balance at March 1, 2011	135,572,829	$111,298,040	$15,720,643	$(281,507)	$(34,503,991)	$92,233,185
Shares issuance cost	-	(14,453)	-	-	-	(14,453)
Share-based payments (note 9)	-	-	2,905,335	-	-	2,905,335
Total comprehensive loss for the period	-	-	-	(29,948)	(3,463,468)	(3,493,416)
Balance at May 31, 2011	135,572,829	$111,283,587	$18,625,978	$(311,455)	$(37,967,459)	$91,630,651

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OROMIN EXPLORATIONS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three Months	Three Months
	Ended May 31,	Ended May 31,
	2011	2010

		(Note 14)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(3,463,468)	$(611,354)
Items not affecting cash:
Share-based payments	2,905,335	266,056
Amortization	12,634	12,634
Non-cash portion of foreign exchange loss	2,137	1,120

Changes in non-cash working capital items:
Receivables	(33,591)	24,640
Deposits and prepaid expenses	18,658	(317,369)
Trade and other payables	20,363	(256,065)

Net cash used in operating activities	(537,932)	(880,338)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Oromin Joint Venture Group Ltd.	(3,402,484)	(4,346,556)
Expenditures on intangible exploration and evaluation assets	-	(72,845)
Advances to joint venture	(217,566)	(127,454)
Deferred corporate advisory fee	(474,500)	(582,409)
Purchase of equipment and fixtures	-	(800)

Net cash used in investing activities	(4,094,550)	(5,130,064)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	-	30,000
Share issue costs	(14,453)	-

Net cash provided by financing activities	(14,453)	30,000

Change in cash	(4,646,935)	(5,980,402)

Cash, beginning of period	16,230,612	10,003,721

Cash, end of period	$11,583,677	$4,023,319

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Oromin Explorations Ltd. (the “Company”) was incorporated on January 25, 1980 under the Company Act of British Columbia. The address of the Company’s registered office is 2000 - 1055 West Hastings Street, Vancouver, BC, Canada. The condensed consolidated interim financial statements of the Company as at and for the period ended May 31, 2011 include the accounts of the Company, its subsidiaries and the Company’s interest in a jointly controlled entity. The Company is the ultimate parent. The Company owns a 43.5% share in the Oromin Joint Venture Group Ltd. (the "OJVG") (note 4). The OJVG owns the exploration concession and mining license in Senegal known as the "OJVG Project", the Group’s principal mineral property interest.

The Company is in the business of exploring its resource properties and its current exploration activities are in the pre-production stage. Consequently, the Company defines itself to be in the exploration stage. The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

The Company has sustained substantial losses from operations since inception and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support, complete public or private equity financings, or generate profitable operations in the future. Management is actively seeking to raise the necessary capital to meet its funding plans.

These condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance and conversion to International Financing Reporting Standards

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). Reconciliations between the Company's previously reported statement of financial position, statement of comprehensive loss and statement of cash flow under GAAP and those reported under IFRS are presented in note 14.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

B.	Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as financial assets at fair value through profit and loss and available–for-sale financial assets, which are measured at fair value, as explained in the accounting policies note set out below. The comparative figures presented in the condensed consolidated interim financial statements are in accordance with IFRS and have not been audited.

The standards that will be effective or available in the annual consolidated financial statements for the year ending February 28, 2012, are subject to change and maybe affected by additional interpretation(s). Accordingly, the accounting policies for the annual period that are relevant to these condensed consolidated interim financial statements will be determined only when the first IFRS consolidated financial statements are prepared for the year ending February 28, 2012.

The accounting policies set out below have been applied consistently to all periods presented in preparing the opening balance sheet at March 1, 2010 for purposes of transition to IFRS. The accounting policies have been applied consistently by the Company, its subsidiaries and the Company’s interest in a jointly controlled entity.

C.	Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company, its subsidiaries and the Company’s interest in a jointly controlled entity (note 4).

The Company has determined that its investment in OJVG, a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Ltd., a company wholly-owned by the Company, 43.5% by Bendon International Ltd., an arm’s length private company incorporated in the British Virgin Islands, and 13% by Badr Investment & Finance Company, an arm’s length private company based in Saudi Arabia, qualifies as a jointly controlled entity since the Company has joint control, established by contractual agreements and requires majority consent for most strategic financial and operating decisions. The Company has elected to apply the equity method to account for its interest in OJVG (note 4). The investment is carried in the statement of financial position at cost and adjusted by post-acquisition changes in the Company’s share of the net assets of the joint venture, less any impairments.

Significant inter-company balances and transactions, including any unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the condensed consolidated interim financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

D.	Functional currency

Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional and presentation currency of the Company, its subsidiaries, and the Company’s interest in a jointly controlled entity is the Canadian dollar.

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are translated at historical rates. Foreign currency gains and losses arising from translation are included in profit or loss.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E.	Financial assets and liabilities

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, available for sale financial assets and financial liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets at fair value through profit or loss

The Company classifies its cash, and deposits as fair value through profit or loss. They are initially and subsequently recorded at fair value and changes in fair value are recognized in profit or loss for the period.

Available-for-sale financial assets

The Company’s investments in marketable securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income or loss and presented in the investment revaluation reserve in equity. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investment revaluation reserve is included in profit or loss for the period.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s loans and receivables comprise receivables and deposits and prepaid expenses. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment.

Financial liabilities at amortized cost

The Company’s trade and other payables are classified as financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Impairment of financial instruments

Financial assets or a group of financial assets are assessed for indicators of impairment at each statement of financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E.	Financial assets and liabilities (continued)

For loans and receivables carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced by the impairment loss through the use of a provision account. Subsequent recoveries of amounts previously written off are credited against the provision account. Changes in the carrying amount of the provision account are recognized in profit or loss.

With the exception of available-for-sale financial assets, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale financial assets, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

The Company does not have any derivative financial instruments.

F.	Cash and cash equivalents

Cash comprises cash on hand, demand deposits and highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less at the date of acquisition.

G.	Exploration and evaluation

Mineral properties

Exploration and evaluation expenditures in relation to each separate area of interest are recognized as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

  the rights to tenure of the area of interest are current; and

  at least one of the following conditions is also met:

    the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; or

    exploration and evaluation activities in the area of interest have not, at the reporting date, reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are initially measured at cost and include acquisition of rights to explore, studies, exploratory drilling, trenching and sampling and associated activities and an allocation of depreciation and amortization of assets used in exploration and evaluation activities. The capitalized costs are presented as either tangible or intangible exploration and evaluation assets according to the nature of the assets acquired. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to the operational activities in a particular area of interest.

Exploration and evaluation assets are only carried forward to the extent they will be utilized in future production activities once evaluation of the expenditure has been undertaken in conjunction with the expected plans for the project.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

G.	Exploration and evaluation (continued)

Capitalized Feasibility expenditure

Feasibility expenditure represents the costs related to the preparation and completion of a feasibility study to enable a development decision to be made in relation to an area of interest. When commercially viable, all past exploration, evaluation and feasibility expenditures in respect of an area of interest are transferred to mine development where it is amortized over the life of the area of interest to which they relate on a unit of production basis.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties whereby exploration and evaluation expenditures are capitalized and accumulated in cost centres. Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, technical consulting costs directly related to exploration and development activities and capitalized financing costs. These costs do not include general prospecting or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to the statement of comprehensive income or loss as they are incurred.

Depletion of exploration and evaluation expenditures and depreciation of production equipment are provided on the unit-of-production method based upon estimated proven oil and gas reserves before royalties in each cost centre, as determined by independent engineers. For purposes of this calculation, reserves and production of natural gas are converted to common units based on their approximate relative energy content. Undeveloped properties are excluded from the depletion calculation until the quantities of proven reserves can be determined.

Impairment of exploration and evaluation assets

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The recoverable amount of the exploration and evaluation asset is estimated to determine the extent of the impairment loss (if any).

H.	Interest in joint ventures

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic, financial, and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Joint venture arrangements that involve the establishment of a separate entity in which each venture has an interest are referred to as jointly controlled entities. The Company reports its interest in a jointly controlled entity (“JCE”), under the equity method of accounting. Under the equity method, an interest in a jointly controlled entity is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Company’s share of net assets of the jointly controlled entity. The statement of comprehensive income or loss reflects the Company’s share of the results of operations of the joint venture.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

H.	Interest in joint ventures (continued)

When the Company transacts with a JCE of the Company, unrealized profit and losses are eliminated to the extent of the Company’s interest in the joint venture.

The financial statements of the JCEs are prepared for the same reporting period as the Company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Reimbursement of the joint venture operator’s costs

When the Company, acting as an operator, receives reimbursement of direct costs recharged to the joint venture, such recharges represent reimbursements of costs that the operator incurred as an agent for the joint venture and therefore have no effect on the statement of comprehensive income or loss.

In many cases, the Company also incurs certain general overhead expenses in carrying out activities on behalf of the joint venture. As these costs can often not be specifically identified, joint venture agreements allow the operator to recover the general overhead expenses incurred by passing through its overhead costs incurred in the form of a project administration fee. Although the purpose of this recharge is very similar to the reimbursement of direct costs, the Company is not acting as an agent in this case. Therefore, the general overhead expenses and the overhead fee are recognized in the statement of comprehensive income or loss as an expense and income respectively.

I.	Property, plant, and equipment

Property, plant and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statement of comprehensive income or loss during the financial period in which they are incurred.

Depreciation is calculated at the following rates:

Office furniture	Straight line over five years
Computer equipment	Straight line over five years
Leasehold improvements	Straight line over the life of lease

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

J.	Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

L.	Restoration and rehabilitation provision

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation, as a result of exploration, development, or production activities undertaken, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing facilities, abandoning sites and restoring the affected areas. The restoration and rehabilitation provision is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed at least annually and any changes in the estimate are reflected in the present value of the restoration and rehabilitation provision at each reporting date. To date the Company does not have any significant restoration obligations.

M.	Impairment

At each financial position reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, each resource property is considered a cash-generating unit and assets are allocated to each cash-generating unit to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

N.	Share-based payment transactions

The Company has a stock option plan that is described in note 9. Share-based payments to employees are measured at the fair value of the instruments issued and each tranche is recognized on a straight-line basis over the vesting period. An individual is classified as an employee when the individual is an employee for legal or tax purposes (“direct employee”) or provides services similar to those performed by a direct employee. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Fair value of the equity instruments issued is determined using the Black-Scholes option pricing model. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital. Upon expiry, the recorded value is transferred to deficit. The Company estimates the number of equity instruments that are expected to vest and then, at each reporting date, makes adjustments to the actual number that vest unless forfeitures are due to market-based conditions.

O.	Income taxes

Deferred tax is accounted for using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit nor investments in subsidiaries, associates and interests in joint ventures to the extent it is probable that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner and expected date of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable amounts will be available against which the asset can be utilized.

P.	Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Basic and diluted loss per share is calculated using the weighted average number of common shares outstanding during the period.

Q.	Segment Reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

R.	Use of Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IAS 34, Interim Financial Reporting, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amount of income and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to share-based payments, the determination of impairment of assets, restoration and rehabilitation provision, estimates of useful lives, and the composition of deferred tax assets. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

S.	New Standards Not Yet Adopted

  IFRS 9, Financial Instruments - The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9, Financial Instruments (“IFRS 9”), in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 10, Consolidated Financial Statements – This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 11, Joint Arrangements – This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 12, Disclosure of Involvement with Other Entities – This standard requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

S.	New Standards Not Yet Adopted (continued)

  IFRS 13, Fair Value Measurement – This standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2, Share-based Payment; leasing transactions within the scope of IAS 17, Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2, Inventories or value in use in IAS 36, Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

3.	MARKETABLE SECURITIES

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at May 31, 2011 of $0.05 per share or $59,895 in the aggregate. The Company classifies these shares as available for sale financial assets, and accordingly any revaluation gains and losses in fair value are included in total comprehensive income or loss in investment revaluation reserve for the period until the asset is removed from the statement of financial position. During the period ended May 31, 2011 the Company recognized a loss in fair value attributable to the shares of Lund totaling $29,948 charged to total comprehensive income in investment revaluation reserve.

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD.

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project (since renamed the “OJVG Project”), and the Company’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention granted the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital and accrued interest thereon, held in favour of the government of Sénégal. The OJVG Project was subsequently transferred by the Company to Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs. In order to acquire and maintain in good standing its interest in the OJVG Project, OJVG was obliged to spend at least US$32 million on exploration of the OJVG Project through December 2009 through a series of expenditure milestones, conditions which were met on schedule. Having met these milestone conditions, on January 26, 2010 OJVG was granted a mining licence for the OJVG Project for a term of fifteen years. This licence allows OJVG to carry out mining operations once feasibility is established. Under the Mining Code of Sénégal, the mining licence must be held by a Sénégalese company and accordingly OJVG is in the process of establishing an operating company under the laws of Sénégal. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest of the Government of Sénégal is fully carried, subject to the capital and accrued interest recoveries set out above, and the government is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

OJVG was incorporated in August 2006 in anticipation of the completion of an initial expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the OJVG Project. Under the terms of a prior agreement which was superseded by the establishment of OJVG, Bendon provided an initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Following the completion of the initial US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the OJVG Project equally; Badr has a free carried interest through the commencement of production, subject to repayment of capital and accrued interest thereon.

The Company has determined that its investment in the OJVG qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures, and has elected to apply the equity method of accounting for its interest in the OJVG.

Investment in Oromin Joint Venture Group Ltd.	Three months	Year ended	Three months
	ended May 31,	February 28,	ended May 31,
	2011	2011	2010
Balance, beginning of period	$67,754,703	$50,879,213	$50,879,213
Exploration and evaluation costs capitalized	$3,402,484	16,875,490	$4,234,912
Balance, end of period	$71,157,187	$67,754,703	$55,114,125

Summary financial information for the equity accounted investee, OJVG, not adjusted for the percentage ownership held by the Company, is as follows as at:

	May 31,	February 28,	March 1,
	2011	2011	2010

ASSETS
Current Assets
Cash	$5,360,007	$4,556,596	$6,202,494
Receivables	438,893	401,413	112,940
Deposits and prepaid expenses	5,959	23,837	189,964

Total current assets	5,804,859	4,981,846	6,505,398

Non-Current Assets
Resource properties	142,111,244	135,720,444	99,065,199
Contractor deposits	-	-	368,410

Total non-current assets	142,111,244	135,720,444	99,433,609

Total Assets	$147,916,103	$140,702,290	$105,939,007

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$2,359,082	$2,282,077	$2,232,938

Non-current liabilities
Shareholder advances	144,323,685	137,023,706	102,555,563

Equity
Retained earnings	1,233,336	1,396,507	1,150,506

Total Liabilities and Equity	$147,916,103	$140,702,290	$105,939,007

		Three Months	Three Months
		Ended May 31,	Ended May 31,
		2011	2010

Income		$-	$34,380
Expenses		$157,973	$218

		Three Months	Three Months
		Ended May 31,	Ended May 31,
		2011	2010

Cash flows provided by (used in):
Operating activities		$(163,171)	$34,163
Financing activities		$7,299,979	$8,563,114
Investing activities		$(6,333,397)	$(10,695,828)

The Company’s net interest in the joint venture as at May 31, 2011, February 28, 2011 and March 1, 2010 was $71,157,187, $67,754,703, and $50,879,213 respectively. The Company’s share of OJVG’s income (loss) for the three months ended May 31, 2011 and May 31, 2010 was $(78,987) and $17,190, respectively.

The reconciliation of OJVG’s equity to the Company’s net interest in the joint venture as at May 31, 2011, February 28, 2011 and March 1, 2010 is as follows:

	May 31,	February 28,	March 1,
	2011	2011	2010

OJVG’s equity	1,233,336	1,396,507	1,150,506
Add: shareholder advances	144,323,685	137,023,706	102,555,563
Less: accumulated project administration fees	(3,242,648)	(2,910,806)	(1,947,644)

	142,314,373	135,509,407	101,758,425

The Company’s net interest in the joint venture at 50%	$71,157,187	$67,754,703	$50,879,213

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

Exploration and evaluation costs capitalized by OJVG are summarized as follows:

Balance, March 1, 2010	$99,065,199

Camp operation	2,852,720
Contractors and geological staff	2,273,382
Drilling	17,236,974
Engineering	5,602,992
Exploration office	873,736
Land and legal	256,946
Mining concession fee	216,890
Sample analysis	3,300,694
Social programs	471,412
Travel and accommodation	1,124,958
Wages and benefits	1,481,378
Project administration fees	963,163

36,655,245

Balance, February 28, 2011	135,720,444

Camp operation	612,943
Contractors and geological staff	441,843
Drilling	2,774,628
Engineering	685,588
Exploration office	195,881
Land and legal	64,288
Sample analysis	448,165
Social programs	206,043
Travel and accommodation	254,845
Wages and benefits	374,734
Project administration fees	331,842

$6,390,800

Balance, May 31, 2011	$142,111,244

5.	DEFERRED CORPORATE ADVISORY FEE

Pursuant to a series of corporate advisory agreements with Bendon, the Company paid Bendon $1,224,622 (US$1,250,000) during the year ended February 28, 2008, $1,656,035 (US$1,500,000) during the year ended February 28, 2009, $1,471,098 (US$1,355,000) during the year ended February 28, 2010 and $2,807,405 (US$2,755,000) during the year ended February 28, 2011. Effective November 26, 2010 the Company agreed to a further renewal of the corporate advisory agreement, and committed to make payments totaling US$2,000,000 for the period November 2010 to July 2011. Associated with the renewal of the corporate advisory agreement set out in note 13, at May 31, 2011 the balance of all amounts paid under the November 26, 2010 agreement were charged to the fiscal period then ended, resulting in the recognition of incurred fees of $1,195,186 (US$1,240,000) during the three month period ended May 31, 2011.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

6.	INTANGIBLE EXPLORATION AND EVALUATION ASSETS

Santa Rosa,
Argentina

Balance, March 1, 2010	$1,103,033

Exploration office	83,825
Land and legal	57,947
Presumptive minimum tax	51,807
Tenure payments	136,062
Travel and accommodation	10,681

340,322

1,443,355

Writedown of carrying costs	(1,443,355)

Balance, February 28, 2011	$-

The Company, through its subsidiary Exploraciones Oromin, S.A. (“EOSA”), holds a 100% interest in certain oil and gas exploration rights located in the Province of Mendoza, Argentina (the “Santa Rosa Property”). These rights were originally granted by the federal government of Argentina in September 2000, but in January 2007 the federal government agreed to the assumption by the Province of Mendoza of jurisdiction over hydrocarbon resources in the province. On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which formally granted to EOSA the exploration and exploitation rights over the oil and gas concession comprising the Santa Rosa Property. Pursuant to the decree the Company was committed to incur exploration expenditures of US$600,000 by May 1, 2011, a commitment which was met in the fiscal year ended February 28, 2010.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered. The Company has no plans to continue any further activities on the Santa Rosa Property, wrote down the carrying value to $nil as at February 28, 2011 as set out below, and has charged $42,043 in project carrying costs to the statement of comprehensive loss for the three months ended May 31, 2011.

Exploration funding and activities in fiscal 2010 and 2011

In December 2008 the Company entered into a joint venture agreement with Otto Energy Ltd. (“Otto”), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto could acquire a 32.48% joint venture interest in the project by paying $1,615,217 in May 2009. A finder’s fee of 75,000 shares was paid related to this transaction and ascribed the value of $63,750. In July 2009 the joint venture drilled a test well on the project, which did not find hydrocarbons. The joint venture expended a total of $2,939,349 during fiscal 2010 on the Santa Rosa Property, of which the net costs attributed to the Company’s interest were $480,862. In December 2009 Otto withdrew from the joint venture and returned its interest in the project to the Company, relieving Otto from further costs of maintaining the Santa Rosa Property. This re-established the Company’s interest to 100%. At February 28, 2010 the Company determined the fair value of the Santa Rosa Property as $1,103,033 and recognized an impairment charge of $2,910,473 for the year then ended. During the year ended February 28, 2011 the Company expended a further $340,322 on the Santa Rosa Property. At February 28, 2011 the Company determined the fair value of the Santa Rosa Property to be $nil and recognized an impairment charge of $1,443,355 for the year then ended.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT

	As at May 31, 2011			As at February 28, 2011

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Leasehold improvements	$197,521	$118,207	$79,314	$197,521	$108,331	$89,190
Office furniture	52,067	30,951	21,116	52,067	28,348	23,719
Computer equipment	3,088	1,917	1,171	3,088	1,762	1,326

	$252,676	$151,075	$101,601	$252,676	$138,441	$114,235

8.	PERFORMANCE BOND – RESTRICTED CASH

The Company has a bond lodged at a bank in Argentina with a value of US$27,250 (February 28, 2011 – US$27,250) maturing on August 3, 2012. The bond bears interest at the six month LIBOR rate payable semi-annually. This bond was established in 2002 to secure the Santa Rosa property bid in Argentina (note 6) and is subject to annual releases of US$13,625.

9.	SHARE CAPITAL

(a)	Authorized:

As at May 31, 2011, the authorized share capital of the Company was an unlimited number of common shares without par value.

(b)	Issued:

Common shares: 135,572,829 (February 28, 2011 - 135,572,829)

(c)	Stock options:

Stock option transactions are summarized as follows:

	Number of	Weighted
	Shares	Average
		Exercise
		Price

Outstanding, February 28, 2011	8,824,000	$0.96
Granted	4,649,000	1.30
Exercised	-	-
Expired	-	-

Outstanding and exercisable, May 31, 2011	13,473,000	$1.08

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

9.	SHARE CAPITAL (CONTINUED)

(c)	Stock options: (continued)

As at May 31, 2010, the following stock options were outstanding and exercisable:

Number of Options	Exercise Price	Expiry Date

100,000	$2.91	May 9, 2012
150,000	3.00	May 14, 2013
200,000	1.12	July 10, 2014
75,000	0.90	October 7, 2014
728,000	0.65	March 31, 2015
7,571,000	0.92	August 24, 2015
4,649,000	1.30	March 3, 2016

13,473,000

During the three-month period ended May 31, 2011 the Company granted fully-vested options to acquire 4,649,000 common shares with a weighted average fair value of $0.62 per option resulting in share-based payments expense of $2,901,822 with a corresponding credit to share-based payments reserves in equity. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of 3.55 years, volatility 66.51 per cent, risk-free equivalent yield 2.42 per cent and no dividends. An additional $3,513 in share-based payments was recognized in respect of the vesting of options granted in prior years for a total of $2,901,822 in share-based payments expensed during the three-month period ended May 31, 2011.

(d)	Warrants:

As at May 31, 2011, the following share purchase warrants were outstanding and exercisable:

Number of Warrants	Exercise Price	Expiry Date

487,071	$0.85	December 2, 2011
776,250	0.90	February 19, 2012
600,000	1.40	November 16, 2012

1,863,321

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

10.	RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows for the periods then ended:

	Three months	Three months
	ended May 31,	ended May 31,
	2011	2010

Professional and consulting fees	$129,940	$116,060
Salaries and benefits	116,607	77,190

Professional and consulting fees and salaries and benefits have been expensed to operations, or capitalized to Investment in Oromin Joint Venture Group Ltd., based on the nature of the expenditure.

Included in trade and other payables at May 31, 2011 is $80,824 (February 28, 2011 - $59,087) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s investment in Oromin Joint Venture Group Ltd., intangible exploration and evaluation assets, and property, plant and equipment are located in the following geographic areas:

	As at May 31,	As at February
	2011	28, 2011

Sénégal	$71,157,187	$67,754,703
Canada	101,601	114,235

	$71,258,788	$67,868,938

12.	COMMITMENTS

Effective April 1, 2009 the Company became a joint party to a lease on its office premises in Vancouver, Canada which terminates May 31, 2013. Jointly with a company related by having a number of common directors, the Company is committed to annual lease payments as follows:

2012	238,901	For the 12 month fiscal year
2013	241,280	For the 12 month fiscal year
2014	60,828	For the three months March 1, 2013 to termination

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

13.	SUBSEQUENT EVENTS

On June 1, 2011 the Company entered into a new corporate advisory agreement with Bendon International Ltd. which provides for the payment of USD $1,000,000 for the 12 month period ending June 1, 2012 with two payments of USD $500,000 each, to be paid June 1 (paid) and September 1, 2011

On July 20, 2011 the CEO was awarded a cash bonus of $310,835 by the Company's Board of Directors in recognition of successful financing efforts in calendar 2010.

14.	TRANSITION TO IFRS

As stated in note 2, these are the Company's first condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in this note.

The accounting policies in note 2 have been applied in preparing the condensed consolidated interim financial statements for the three months ended May 31, 2011, the comparative information for the three months ended May 31, 2010, the financial statements for the year ended February 28, 2011 and the preparation of an opening IFRS statement of financial position on the transition date, being March 1, 2010.

In preparing the condensed consolidated interim financial statements for the three months ended May 31, 2011, comparative information for the three months ended May 31, 2010 and financial statements for the year ended February 28, 2011, have been adjusted from amounts reported previously in the financial statements prepared in accordance with GAAP.

An explanation of how the transition from GAAP to IFRS has affected the Company's statement of financial position, statement of comprehensive loss and statement of cash flow is set out below.

The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to apply the following IFRS 1 optional exemptions:

  IFRS 2, Share-Based Payments, has not been applied to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

  The Company has applied the transitional provision in IFRIC 4, Determining whether an Arrangement contains a Lease, and has assessed all arrangements as at the transition date.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

14.	TRANSITION TO IFRS (CONTINUED)

The reconciliation between the GAAP and IFRS consolidated statement of financial position as at March 1, 2010 is provided below:

	As at March 1, 2010
		Effect of
		transition to
		IFRS
	GAAP	Note (a)	IFRS

ASSETS

Current Assets
Cash	$13,104,968	$(3,101,247)	$10,003,721
Receivables	222,815	(56,470)	166,345
Marketable securities	89,843	-	89,843
Deposits and prepaid expenses	63,855	(5,180)	58,675

Total current assets	13,481,481	(3,162,897)	10,318,584

Non-Current Assets
Investment in Oromin Joint Venture Group Ltd.	-	50,879,213	50,879,213
Deferred corporate advisory fee	-	4,351,755	4,351,755
Intangible exploration and evaluation assets	54,013,565	(52,910,532)	1,103,033
Property, plant and equipment	163,971	-	163,971
Advances to joint venture	36,374	36,374	72,748
Deposits	274,007	(274,007)	-
Performance bond – restricted cash	43,025	-	43,025

Total non-current assets	54,530,942	2,082,803	56,613,745

Total Assets	$68,012,423	$(1,080,094)	$66,932,329

LIABILITIES AND EQUITY

Current Liabilities:
Trade and other payables	$1,700,992	$(1,080,094)	$620,898

Equity
Share capital	82,876,200	-	82,876,200
Reserves	10,963,131	-	10,963,131
Deficit	(27,527,900)	-	(27,527,900)

Total equity	66,311,431	-	66,311,431

Total Liabilities and Equity	$68,012,423	$(1,080,094)	$66,932,329

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

14.	TRANSITION TO IFRS (CONTINUED)

The reconciliation between the GAAP and IFRS consolidated statement of financial position as at May 31, 2010 is provided below:

	As at May 31, 2010
		Effect of
		transition to
		IFRS
	GAAP	Note (a)	IFRS

ASSETS

Current Assets
Cash	$6,075,291	$(2,051,972)	$4,023,319
Receivables	294,861	(130,323)	164,538
Marketable securities	59,895	-	59,895
Deposits and prepaid expenses	378,567	(2,523)	376,044

Total current assets	6,808,614	(2,184,818)	4,623,796

Non-Current Assets
Investment in Oromin Joint Venture Group Ltd.	-	55,114,125	55,114,125
Deferred corporate advisory fee	-	4,934,164	4,934,164
Intangible exploration and evaluation assets	60,903,177	(59,761,208)	1,141,969
Property, plant and equipment	152,137	-	152,137
Advances to joint venture	100,101	100,101	200,202
Deposits	183,085	(183,085)	-
Performance bond – restricted cash	20,192	-	20,192

Total non-current assets	61,358,692	204,097	61,562,789

Total Assets	$68,167,306	$(1,980,721)	$66,186,585

LIABILITIES AND EQUITY

Current Liabilities
Trade and other payables	$2,201,122	$(1,980,721)	$220,401

Equity
Share capital	82,926,460	-	82,926,460
Reserves	11,178,978	-	11,178,978
Deficit	(28,139,254)	-	(28,139,254)

Total equity	65,966,184	-	65,966,184

Total Liabilities and Equity	$68,167,306	$(1,980,721)	$66,186,585

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

14.	TRANSITION TO IFRS (CONTINUED)

The reconciliation between the GAAP and IFRS consolidated statement of financial position as at February 28, 2011 is provided below:

	As at February 28, 2011
		Effect of
		transition to
		IFRS
	GAAP	Note (a) (b)	IFRS

ASSETS

Current Assets
Cash	$18,508,910	$(2,278,298)	$16,230,612
Receivables	503,784	(200,706)	303,078
Marketable securities	89,843	-	89,843
Deposits and prepaid expenses	83,076	(11,919)	71,157

Total current assets	19,185,613	(2,490,923)	16,694,690

Non-Current Assets
Investment in Oromin Joint Venture Group Ltd.	-	67,754,703	67,754,703
Deferred corporate advisory fee	-	7,159,160	7,159,160
Intangible exploration and evaluation assets	73,563,978	(73,563,978)	-
Property, plant and equipment	114,235	-	114,235
Deposits	720,686	-	720,686
Advances to joint venture	57,138	57,138	114,276
Performance bond - restricted cash	26,539	-	26,539

Total non-current assets	74,482,576	1,407,023	75,889,599

Total Assets	$93,668,189	$(1,083,900)	$92,584,289

LIABILITIES AND EQUITY

Current Liabilities
Trade and other payables	$1,435,004	$(1,083,900)	$351,104

Equity
Share capital	111,298,040	-	111,298,040
Reserves	15,428,597	10,539	15,439,136
Deficit	(34,493,452)	(10,539)	(34,503,991)

Total equity	92,233,185	-	92,233,185

Total Liabilities and Equity	$93,668,189	$(1,089,900)	$92,584,289

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

14.	TRANSITION TO IFRS (CONTINUED)

The reconciliations between the GAAP and IFRS total comprehensive loss for the three months ended May 31, 2010, and the year ended February 28, 2011 are provided below:

	Three months ended May 31, 2010
		Effect of
		transition to
		IFRS
	GAAP	Note (a)	IFRS

EXPENSES
Amortization	$12,634	$-	$12,634
Filing and transfer agent fees	21,979	-	21,979
Office and rent	77,604	-	77,604
Professional and consulting fees	80,976	-	80,976
Salaries and benefits	135,325	-	135,325
Share-based payments	266,056	-	266,056
Travel and public relations	72,861	-	72,861

	(667,435)	-	(667,435)
OTHER INCOME (LOSS)
Project administration fees	100,101	-	100,101
Interest income	2,016	-	2,016
Foreign exchange gain (loss)	(46,036)	17,081	(28,955)
Equity income (loss) from investment in Oromin Joint Venture Group Ltd.	-	(17,081)	(17,081)

	56,081	-	56,081

Loss for the period	(611,354)	-	(611,354)

Other comprehensive income (loss)
Unrealized loss on marketable securities	(29,948)	-	(29,948)

Total comprehensive loss for the period	$(641,302)	$-	$(641,302)

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

14.	TRANSITION TO IFRS (CONTINUED)

	Year ended February 28, 2011
		Effect of
		transition to
		IFRS
	GAAP	Note (a) (b)	IFRS

EXPENSES
Amortization	$50,535	$-	$50,535
Filing and transfer agent fees	69,150	-	69,150
Office and rent	352,214	-	352,214
Professional and consulting fees	397,424	-	397,424
Salaries and benefits	690,397	-	690,397
Share-based payments	4,302,882	10,539	4,313,421
Travel and public relations	272,588	-	272,588

	(6,135,190)	(10,539)	(6,145,729)
OTHER INCOME (LOSS)
Project administration fees	495,647	-	495,647
Interest income	105,234	-	105,234
Foreign exchange gain (loss)	12,112	(123,354)	(111,242)
Equity income from investment in Oromin Joint Venture Group Ltd.	-	123,354	123,354
Write-down of oil and gas project	(1,443,355)	-	(1,443,355)

	(830,362)	-	(830,362)
Loss for the year	(6,965,552)	(10,539)	(6,976,091)

Other comprehensive income (loss)	-	-	-

Total comprehensive loss for the year	$(6,965,552)	$(10,539)	$(6,976,091)

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

14.	TRANSITION TO IFRS (CONTINUED)

The reconciliations between the GAAP and IFRS consolidated statements of cash flow for the three months ended May 31, 2010, and the year ended February 28, 2011 are provided below:

	Three months ended May 31, 2010
		Effect of
		transition to
		IFRS
	GAAP	Note (a)	IFRS

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(611,354)	$-	$(611,354)
Items not affecting cash:
Share-based payments	266,056	-	266,056
Amortization	12,634	-	12,634
Non-cash portion of foreign exchange (gain) loss	1,120	-	1,120
Changes in non-cash working capital items:
Receivables	(49,213)	73,853	24,640
Deposits and prepaid expenses	(314,712)	(2,657)	(317,369)
Trade and other payables	(256,065)	-	(256,065)

Net cash used in operating activities	(951,534)	71,196	(880,338)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Oromin Joint Venture Group Ltd.	-	(4,346,556)	(4,346,556)
Expenditures on intangible exploration and evaluation assets	(6,133,418)	6,060,573	(72,845)
Advance to joint venture	(63,727)	(63,727)	(127,454)
Deposits	89,802	(89,802)	-
Deferred corporate advisory fee	-	(582,409)	(582,409)
Purchase of equipment and fixtures	(800)	-	(800)

Net cash used in investing activities	(6,108,143)	978,079	(5,130,064)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	30,000	-	30,000

Net cash provided by financing activities	30,000	-	30,000

Change in cash	(7,029,677)	1,049,275	(5,980,402)

Cash, beginning of period	13,104,968	(3,101,247)	10,003,721

Cash, end of period	$6,075,291	$(2,051,972)	$4,023,319

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

14.	TRANSITION TO IFRS (CONTINUED)

	Year ended February 28, 2011
		Effect of
		transition to
		IFRS
	GAAP	Note (a) (b)	IFRS

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(6,965,552)	$(10,539)	$(6,976,091)
Items not affecting cash:
Share-based payments	4,302,882	10,539	4,313,421
Amortization	50,535	-	50,535
Non-cash portion of foreign exchange (gain) loss	-	-	-
Write-down of oil and gas project	1,443,355	-	1,443,355
Changes in non-cash working capital items:
Receivables	(280,969)	144,236	(136,733)
Deposits and prepaid expenses	(19,221)	6,739	(12,482)
Trade and other payables	(189,935)	-	(189,935)

Net cash used in operating activities	(1,658,905)	150,975	(1,507,930)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Oromin Joint Venture Group Ltd.	-	(16,980,459)	(16,980,459)
Expenditures on intangible exploration and evaluation assets	(20,790,259)	20,480,602	(309,657)
Advance to joint venture	(20,764)	(20,764)	(41,528)
Deposits	(720,686)	-	(720,686)
Deferred corporate advisory fee	-	(2,807,405)	(2,807,405)
Purchase of equipment and fixtures	(799)	-	(799)

Net cash used in investing activities	(21,532,508)	671,974	(20,860,534)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	31,118,950	-	31,118,950
Share issue costs	(2,540,081)	-	(2,540,081)
Proceeds from performance bond - restricted cash	16,486	-	16,486

Net cash provided by financing activities	28,595,355	-	28,595,355

Change in cash	5,403,942	822,949	6,226,891

Cash, beginning of year	13,104,968	(3,101,247)	10,003,721

Cash, end of year	$18,508,910	$(2,278,298)	$16,230,612

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2011 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

14.	TRANSITION TO IFRS (CONTINUED)

NOTES TO RECONCILIATION

(a)	Basis of Consolidation

Under GAAP, the Company accounted for its interest in the OJVG as a joint venture. A joint venture is defined as an entity, asset or operation that is subject to joint control and under GAAP all joint ventures arrangements, except those that are variable interest entities, must be accounted for using proportionate consolidation.

Under IFRS, the Company can elect to use either the equity method or proportionate consolidation method to account for its interest in the OJVG. The Company has elected to apply the equity method to account for its interest in the OJVG, and the carrying value of the investment is the Company’s cost of investment to date. The Company made this election because under proposed changes to IFRS, the equity method will become compulsory for fiscal years beginning on or after January 1, 2013 and the Company does not wish to further revise its accounting practices when this comes into effect.

(b)	Share-Based Payments

Under GAAP, the Company measured share-based payments related to stock options at the fair value of the options granted using the Black-Scholes option pricing model and recognized this expense over the vesting period of the options. For the purpose of accounting for share-based payment transactions an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees, contractors and consultants are measured on the date of grant. Forfeitures are recognized as they occur.

IFRS 2, similar to GAAP, requires the Company to measure share-based payments related to stock options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that share-based payments be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share-based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (“direct employee”) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS. However, the Company has determined that no adjustments were required for the three months ended May 31, 2010 or for the year ended February 28, 2011.

Under GAAP, the Company recognized an expense related to their share-based payments on a straight-line basis over the vesting period. Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards. There were no unvested options at the transition date. Additionally, the Company has determined that no adjustments were required for the three months ended May 31, 2010. Adjustments have been made for recognizing share-based payments with graded vesting for the year ended February 28, 2011.

IFRS 2 requires an entity to estimate the number of equity-settled instruments that are expected to vest and to make adjustments to the actual number that vest unless forfeitures are due to market conditions. The Company has determined the forfeiture rate to be nil and, therefore, no adjustments have been made for the three months ended May 31, 2010 and for the year ended February 28, 2011.

Oromin Explorations Ltd.	FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MAY 31, 2011

Introductory Comment and Overview

Oromin Explorations Ltd. is a junior mineral exploration company listed on the Toronto Stock Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource properties located in Sénégal, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not have any producing properties and its current operations are exploratory searches for minerals. During the three months ended May 31, 2011, the Company was engaged in the exploration of its OJVG Gold Project in Sénégal. The Company holds a 43.5% interest in the OJVG Gold Project through its 43.5% holding in Oromin Joint Venture Group Ltd. (“OJVG”).

This MD&A is issued in respect of our unaudited interim financial statements as at May 31, 2011 and for the three months then ended (the “Interim Financial Statements”); this MD&A is dated July 25, 2011 and discloses specified information up to that date. Unless otherwise cited, references to dollar amounts are Canadian dollars. Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statements” on the last page of this report.

Additional information related to the Company, including the news releases cited below under the heading “Overall Performance”, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the three months ended May 31, 2011 and subsequently to the date of this report.

1.

We continued our exploration of the OJVG Gold Project throughout the period, funded equally with our joint venture partners, continuing and expanding an extensive program of reverse circulation and diamond drilling, together with technical studies. News releases summarizing this work were filed on SEDAR on March 3, April 11, May 5 and May 12, 2011, and on June 20, 2011 we filed on SEDAR a summary of the exploration outlook for the third calendar quarter.

We believe that the two technical news releases of May 5, 2011, summarizing positive results from a preliminary economic assessment of the heap leach potential for five deposits, and of May 12, 2011, announcing a further resource update, are important in that they illustrate the ongoing progress on significant aspects of the continuing resource definition and economic evaluation programs at the OJVG Project.

2.

On June 18, 2011 we followed up the news release of May 5, 2011by filing on SEDAR the related comprehensive technical report compliant with National Instrument 43-101 setting out in detail the results of the Preliminary Economic Assessment of the heap leach potential of five open pit deposits at the OJVG Project..

3.

We added a total of $3.4 million to our investment in the OJVG project during the fiscal quarter, and are continuing with aggressive work schedules in the current fiscal quarter under way. Total joint venture expenditures during the three months, managed by Oromin, were approximately $6.4 million of which Oromin’s share was $3.2 million. Total project expenditures from inception in April 2005 through May 2011 have exceeded US$ 142 million.

Infill and step-out drilling, together with related technical studies, were ongoing throughout the first fiscal quarter of 2011 and we plan to continue these programs through the 2011-2012 fiscal year. Numerous favourable results have been received to date, as set out above.

Outlook

Project budgets, programs and activity for the third and fourth calendar quarters of 2011, currently under way, will be focused on further optimized engineering studies and on drilling designed to expand and upgrade resources and reserves. Aggressive drilling will focus on expanding high grade underground potential at the Golouma deposits and at Masato. Heap leach mining potential for lower grade material will be further evaluated. Value engineering studies recently completed have documented opportunities to further improve recoveries and

Oromin Explorations Ltd.
Three months Ended May 31, 2011
Management Discussion and Analysis
Page 2 of 6

reduce capital costs. The estimated OJVG budget for the complete 2011 calendar year is USD $27 million, of which our joint venture share is one-half.

We have no material commitments for capital expenditures at the end of our most recent fiscal period, but intend to incur significant additional exploration expenditures on the OJVG project during the fiscal year currently in progress and subsequently. None of our resource properties are in production and therefore do not produce any income. The completion of financings totaling $57.1 million, carried out in June and December 2009 and in August and November 2010, has provided a robust level of funding to support our activities in the past two fiscal years and for the 2011-2012 fiscal year. Our 2010 bought deal financings are supporting the continuation of the aggressive scope and pace of exploration and development which the joint venture has demonstrated over the past six years.

Our comments in this section “Outlook” are predominantly forward-looking statements as defined by Canadian securities law, and those comments are particularly subject to the “Cautionary Statement” on the last page of this document. There are significant risks that the plans and objectives described in this section may be altered, including, but not limited to, the effects of a material deterioration in the price of gold or other adverse change in the capital market’s perception of mining exploration companies’ valuations or that of our company in particular.

Summary of Quarterly Results
	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	May 31,	February 28,	November	August 31,	May 31,	February 28,	November	August 31,
	2011	2011	30, 2010	2010	2010	2010	30, 2009	2009
	IFRS basis	CGAAP basis	CGAAP basis	CGAAP basis	CGAAP basis	CGAAP basis	CGAAP basis	CGAAP basis
Total assets	$92,002,118	$93,668,189	$96,836,822	$87,203,643	$68,167,306	$68,012,423	$61,702,913	$64,952,046
Resource properties	71,157,187	73,563,978	70,239,373	65,564,511	60,903,177	54,013,565	50,648,951	47,021,509
Working capital	11,661,273	17,750,609	23,182,429	16,058,643	4,607,492	11,780,489	8,381,583	5,041,973
Shareholders’ equity	91,630,651	92,233,185	93,631,765	81,836,103	65,966,184	66,311,431	60,300,121	61,508,139
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net earnings (loss)	(3,463,468)	(1,884,372)	(308,290)	(4,161,536)	(611,354)	(211,331)	(1,387,818)	(5,781,700)
Earnings (loss) per share	(0.03)	(0.01)	(0.00)	(0.04)	(0.01)	(0.00)	(0.01)	(0.07)

Note on change in accounting standards

This MD&A is prepared in association with the first-time filing of the Company’s financial statements under IFRS. Because comparative financial statements under IFRS have not been prepared for any fiscal quarter prior to that ended May 31, 2011, and because the Company expects to prepare at later dates its financial statements under IFRS on a quarter-by-quarter basis for the comparative quarters ending August 31 and November 30, 2010 and February 28, 2011, we have chosen to present the above table on the basis of Canadian Generally Accepted Accounting Principles (CGAAP), the standard in effect at the times of filing MD&A for all the quarters through and including February 28, 2011, for those seven quarters. The information for the three months ended May 31, 2010 has been prepared under IFRS. Readers should realize that, accordingly, the information in the table above may not be strictly comparable, being based on two different sets of accounting standards.

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. Among other matters, stock-based compensation recognized on the grant of incentive options, and write-downs of property interests, can and do create very wide fluctuations.

During the first fiscal quarter, share-based payments of $2,905,335 comprised 81 per cent of operating expenses. Deducting that non-cash line item from each of 2011’s and 2010’s quarterly expenses yields a net amount of $676,096 for 2011 and $401,379 for 2010: an increase of $275 thousand or 68 per cent. Professional and consulting fees contributed $95 thousand to the increase, principally related to corporate finance advisory fees. Salaries and benefits contributed $85 thousand to the increase, arising principally from increased allocations of

Oromin Explorations Ltd.
Three months Ended May 31, 2011
Management Discussion and Analysis
Page 3 of 6

the costs of shared personnel. Office and rent rose $46 thousand, reflecting increased usage of our shared lease space. Filing and transfer fees rose $31 thousand, arising from the increase in stock exchange annual fees for the increased share capitalization of the Company after our two large and successful bought deal financings in 2010. These four cost centres comprise 94 per cent of increased quarterly operating costs, and are consistent with our continuing high levels of exploration activity at the OJVG project and the strong results being obtained. We expect our general levels of costs to continue in the current fiscal year in progress, and in subsequent years, as the OJVG Gold Project continues to mature.

Results of Operations

Oromin’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statements of cash flows portray in fiscal 2010 and 2011 robust programs of resource project expenditure, which is the essence of the business we are in as an exploration company. Our cash outlays on our investment in the OJVG joint venture were $3.4 million in fiscal 2011’s first quarter and $4.3 million in fiscal 2010’s. Fiscal 2010’s levels were augmented by extensive engineering costs associated with the preparation of the Feasibility Study filed in July 2010.

Operating cash flows were determined principally by net income, which was affected by the items set out above, and by changes in working capital items. Financing activities were minimal in each of fiscal 2010’s and 2011’s first quarters.

Liquidity

The financings completed in August and November 2010 provided a significant cash position to the Company through the current date. We expect to continue aggressive levels of exploration and development spending at the OJVG gold project in Sénégal. Our successes in equity financings in fiscal 2010 and 2011 are suggestive that we will be able to continue to source the funds required to continue our programs as planned.

Capital Resources

The financings completed in fiscal 2010 and 2011 have provided significant capital resources to the Company through the current date.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, with the exception of its commitment as co-lessor of its office premises in Vancouver as set out in Note 12 to the May 31, 2011interim financial statements.

Related Party Transactions

During the three months ended May 31, 2011, the Company incurred professional fees of $129,940 with directors or companies controlled by directors. These payments were comprised of $41,040 accrued or paid to a company controlled by Douglas Turnbull, a director of the Company, for his geological consulting services and $88,900 for legal services accrued or paid to a law practice controlled by James G. Stewart a director and officer of the Company. These payments principally reflect extensive ongoing drilling programs on the OJVG project, preparations for establishing the operating company in Sénégal, and costs related to investment banking services. The Company also paid salaries and benefits of $61,869 to Chet Idziszek, the Chief Executive Officer, and $42,738 to Nell Dragovan, a director and senior officer, for salaried management services. Directors’ fees, classified as salaries and benefits, were paid to independent directors as to $6,000 to Derek Bartlett (Lead Director) and as to $3,000 to each of Robert Brennan and Robert Sibthorpe.

As at May 31, 2011, accounts payable and accrued liabilities include $80,824 due to related parties, which has been paid out in the subsequent fiscal quarter. These transactions have been measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties, in accordance with criteria set out by Canadian accounting authorities.

Oromin Explorations Ltd.
Three months Ended May 31, 2011
Management Discussion and Analysis
Page 4 of 6

CHANGES IN ACCOUNTING POLICIES

First Time Adoption of International Financial Reporting Standards

Following the February 13, 2008 Canadian Accounting Standards Board ("AcSB") requirement for publicly listed entities to prepare interim and annual financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011, the Company prepared its first condensed consolidated interim unaudited financial statements for the three months ended May 31, 2011 using IFRS. Due to the requirement to present comparative financial information, the Company restated its statement of financial position as at March 1, 2010 (“transition date”).

Notes 2 and 14 of the condensed consolidated interim unaudited financial statements for the three months ended May 31, 2011 provide a complete analysis of the impact of the transition from Canadian GAAP to IFRS on the Company’s financial position, and detail the Company’s elected optional exemptions applied under IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

Transitional Financial Impact

The transition from Canadian GAAP to IFRS had no material impact on equity and no reclassifications other than contributed surplus and accumulated other comprehensive loss which have been reclassified to share-based payments reserve and investment revaluation reserve, respectively.

Comprehensive Income Impact

As a result of the accounting policy choices selected and the changes required to be made under IFRS, the Company has recorded an increase in total comprehensive loss of $10,539 for the year ended February 28, 2011.

Cash Flow Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company has recorded an increase in cash flows of $1,049,275 and $822,949 for the three months ended May 31, 2010 and the year ended February 28, 2011, respectively.

The following is a summary of the adjustments to cash flows for the three months ended May 31, 2010 and the year ended February 28, 2011 under IFRS (all of which are outlined in the notes to the condensed consolidated interim financial statements):

	Three months	Year ended
	ended May 31,	February 28, 2011
	2011
Change in cash and cash equivalents as reported under Canadian GAAP	$(7,029,677)	$5,403,942
Increase in respect of:
Cash flows from operating activities	71,196	150,975
Cash flows from investing activities	978,079	671,974
Cash flows from financing activities	-	-
Change in cash and cash equivalents as reported under IFRS	$(5,980,402)	$6,226,891

ACCOUNTING STANDARDS ANTICIPATED TO BE EFFECTIVE MARCH 1, 2013

Financial instruments

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets.

Oromin Explorations Ltd.
Three months Ended May 31, 2011
Management Discussion and Analysis
Page 5 of 6

Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The IASB has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities, with comments due in March and April of 2011. The complete IFRS 9 is anticipated to be issued during the second half of 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation –Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The existing control framework has been applied to the IFRS changeover process and any changes in control have been implemented. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Financial Information Systems

The IFRS transition project did not have a significant impact on the financial information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

Oromin Explorations Ltd.
Three months Ended May 31, 2011
Management Discussion and Analysis
Page 6 of 6

RISK FACTORS

The Company provides extensive disclosures about the risk factors it faces in its Annual Information Form (“AIF”) prepared and filed in respect of our fiscal year ended February 28, 2011. We recommend that readers of our financial and other disclosures take note of the risk factors set out in that AIF.

Other MD&A Requirements – Disclosure of Outstanding Share Data

Common shares

The authorized share capital of the Company is an unlimited number of common shares of which 135,572,829 were outstanding at May 31, 2011 and to the date of this report, as set out in the statement of changes in equity in the interim financial statements. This is a new statement, adopted with the adoption of IFRS.

Incentive stock options

As at May 31, 2011 and to the date of this report the Company had 13,473,000 incentive stock options outstanding, as set out in Note 9(c) to the interim financial statements.

Share purchase warrants

As at May 31, 2011 and to the date of this report the Company had 1,863,321 share purchase warrants outstanding, as set out in Note 9(d) to the interim financial statements.

Vancouver, British Columbia	ÐÑÐÑÐÑ	July 25, 2011

Cautionary Statements
This document contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Specifically, this document contains forward-looking statements regarding the results and projections contained in the preliminary economic assessment of the viability of heap leach processing , including resource estimates, ore grade, the expected mine life, anticipated gold production, gold recovery, the commencement of construction, cash operating costs and other costs, the projected internal rate of return, capital costs, sensitivity to metal prices and other sensitivities, the projected payback period, the availability of capital for development, the financial analysis and expected drilling activities. Forward-looking statements involve known and unknown risks, uncertainties and other factors which are beyond Oromin’s ability to predict or control and may cause Oromin’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, gold price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry, as well as those risk factors discussed in the section entitled “Description of Business -Risk Factors” in Oromin’s 2010 annual information form. Such forward-looking statements are also based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for exploration and development activities; the estimated timeline for the development of the OJVG gold project; the supply and demand for, and the level and volatility of the price of, gold; the accuracy of reserve and resource estimates and the assumptions on which the reserve and resource estimates are based; the receipt of necessary permits; market competition; ongoing relations with employees and impacted communities; and general business and economic conditions. In addition, the preliminary economic assessment uses an estimate of gold price based on an approximate three-year average. The operating and capital costs in the preliminary economic assessment were developed to be reasonable estimates within industry benchmarks. There is no certainty that the results of the preliminary economic assessment will ever be realized. Should one or more of the risks or uncertainties involved in forward-looking statements relating to the preliminary economic assessment materialize, or should the assumptions underlying the preliminary economic assessment prove incorrect, actual results of the preliminary economic assessment may vary materially from those anticipated, believed, estimated or expected. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.
The mineral resource estimates reported in this document were prepared in accordance with Canadian National Instrument 43-101Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, the United States Securities and Exchange Commission (“SEC”) applies different standards in the classification of mineralization. In particular, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories constitute or will ever be converted into reserves. In addition, “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, issuers must not make any disclosure of results of an economic analysis that includes inferred mineral resources, except in rare cases.

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Chet Idziszek, Chief Executive Officer of Oromin Explorations Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended May 31st, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

5.2	N/A

5.3	N/A

1

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1st, 2011 and ended on May 31st, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: July 27, 2011

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

2

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Ian Brown, Chief Financial Officer of Oromin Explorations Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended May 31st, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

5.2	N/A

5.3	N/A

1

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1st, 2011 and ended on May 31st, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: July 27, 2011

“Ian Brown”
Ian Brown
Chief Financial Officer

2